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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO.___)*



                             OBJECTSOFT CORPORATION
               -------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
               -------------------------------------------------
                         (Title of Class of Securities)

                                   674427 10 9
                          ----------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2-95)


                                Page 1 of 4 pages

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------
                                      13G
CUSIP NO.   674427 10 9                                        PAGE 2 OF PAGES 4
-----------------------                                        -----------------
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           GEORGE J. FEBISH
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [_]
                                                                      (b) [_]

--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                                 5          SOLE VOTING POWER

                                            757,500
  NUMBER OF                   --------------------------------------------------
   SHARES                        6          SHARED VOTING POWER
BENEFICIALLY
   OWNED BY                                 0
     EACH                     --------------------------------------------------
  REPORTING                      7          SOLE DISPOSITIVE POWER
    PERSON
     WITH                                   757,500
                              --------------------------------------------------
                                 8          SHARED DISPOSITIVE POWER

                                            0
--------------------------------------------------------------------------------

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           907,500*
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           [_]

--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           22%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
* Includes 150,000 shares owned by a family trust established by the reporting person, of which the reporting person has retained no right of revocation. One of the trustees of the trust, Janis Febish, is the wife of the reporting person. Mrs. Febish has sole voting power,and shared dispositive power with the other trustee of the trust. The reporting person is not a trustee of the trust. The reporting person disclaims any beneficial ownership of the shares owned by the trust.

SEC 1745 (2-95)
                                Page 2 of 4 pages

--------------------------------------------------------------------------------
                                      13G
CUSIP NO.   674427 10 9                                        PAGE 3 OF PAGES 4
-----------------------                                        -----------------
--------------------------------------------------------------------------------

Item 1(a)      Name of Issuer:

                              ObjectSoft Corporation

Item 1(b)      Address of Issuer's Principal Executive Offices:

                              Continental Plaza III
                              433 Hackensack Avenue
                              Hackensack, NJ 07601

Item 2(a)      Name of Person Filing:

                              George J. Febish

Item 2(b)      Address of Principal Business Office or, if none, Residence:

                              Continental Plaza III
                              433 Hackensack Avenue
                              Hackensack, NJ 07601

Item 2(c)      Citizenship:

                              United States of America

Item 2(d)      Title of Class of Securities:

                              Common Stock, $.0001 par value per share

Item 2(e)      CUSIP Number:

                              674427 10 9

Item 3         This statement is not filed pursuant to Rule 13d-1(b) or 13d-2(b)

Item 4(a)      Amount Beneficially Owned

                              As of December 31, 1996:

                                             907,500  shares.  Includes  150,000
                              shares owned by a family trust established by the reporting person, of which the reporting person has retained no right of revocation. One of the trustees of the trust, Janis Febish, is the wife of the reporting person. Mrs. Febish has sole voting power,and shared dispositive power with the other trustee of the trust. The reporting person is not a trustee of the trust. The reporting person disclaims any beneficial ownership of the shares of common stock of the issuer owned by the trust.

                                             Includes  100,000  shares which are
                              subject to currently exercisable options held by the reporting person.

SEC 1745 (2-95)
                                Page 3 of 4 pages

--------------------------------------------------------------------------------
                                      13G
CUSIP NO.   674427 10 9                                        PAGE 3 OF PAGES 4
-----------------------                                        -----------------
--------------------------------------------------------------------------------


Item 4(b)      Percent of Class: 22%

Item 4(c)      Number of share as to which such person has:

                    (i)  sole power to vote or to direct the vote: 757,500
                    (ii) shared power to vote or to direct the vote: 0
                    (iii)sole power to dispose or to direct the  disposition of:
                         757,500
                    (iv) shared  power to dispose  or to direct the  disposition of: 0

Item 5         Ownership of Five Percent or Less of a Class:

                    Inapplicable.

Item 6         Ownership of More than Five Percent on Behalf of Another Person.

                    Inapplicable.

Item 7         Identification  and  Classification  of  the   Subsidiary   Which
               Acquired the Security Being Reported on By the Parent Holding Company.

                    Inapplicable.

Item 8         Identification and Classification of Members of the Group:

                    Inapplicable.

Item 9         Notice of Dissolution of Group:

                    Inapplicable.

Item 10        Certification:

                    Inapplicable.

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          -----------------------------------
                                          Date

                                 /s/ George J. Febish
                          ------------------------------------
                                       Signature
                                    George J. Febish
                                          Name


SEC 1745 (2-95)
                                   Page 4 of 4 pages